Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147

Australia

November 15, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 8 to the Registration Statement on Form F-1
File No. 333-266965
Filed November 15, 2022

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 7 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on October 25, 2022. Amendment No. 8 responds to the comment letter received on November 4, 2022 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Risk Factors, page 16

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company acknowledges the Staff’s comment and has made the requested revision on page 32. Please see the risk factor titled, “The market price of our ordinary shares and warrants may be highly volatile, and you could lose all or part of your investment.”

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio